Exhibit 12

Pall Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Fiscal Year Ended
	July 31, 2013	July 31, 2012	July 31, 2011	July 31, 2010	July 31, 2009
Determination of Earnings:
Earnings before income taxes	$411,626	$366,910	$368,719	$272,595	$225,978
Fixed charges	35,638	40,754	37,107	30,697	47,263
Amortization of capitalized interest	257	165	167	218	246
Capitalized interest	—	(277)	(404)	(225)	(489)
Total earnings as defined	$447,521	$407,552	$405,589	$303,285	$272,998

Determination of Fixed Charges:
Interest Expense (*)	$24,073	$28,704	$26,055	$19,910	$36,864
Rents (**)	11,565	11,773	10,648	10,562	9,910
Capitalized interest	—	277	404	225	489
Total fixed charges	$35,638	$40,754	$37,107	$30,697	$47,263

Computation of Ratio of Earnings to Fixed Charges	12.6	10.0	10.9	9.9	5.8

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.
(**)	Rents included in the computation consist of one-third of rental expense.